UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ meeting to be held held on September 30, 2016

Item 1

Relevant Information

I.	An Ordinary General Shareholders’ meeting has been summoned for September 30, 2016, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

General Shareholders´ Ordinary Meeting

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Ordinary Meeting that will take place next Friday, September 30, 2016 at 9:00 am, at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Consideration of the agenda,

3.	Appointment of a committee for the approval of the minutes,

4.	Report of the Board of Directors and the President of the Company,

5.	Separate Financial Statements for the six month period ended on June 30, 2016,

6.	Audit report,

7.	Consideration and approval of the Report of the Board of Directors and President of the Company, Separate Financial Statements and its attachments for the six month period ended on June 30, 2016,

8.	Consideration and approval of the Proposed Distribution of Profits, and

9.	Propositions and miscellaneous.

Pursuant to legal and statutory regulations, Separate Financial Statements for the six month period ended on June 30, 2016 and related documentation, will be available for inspection during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, 26th floor, Bogotá D.C.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24A No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

September 8, 2016”

II.	The following proposal of distribution of profits for the six month period ended on June 30, 2016, will be considered at meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE SIX MONTH PERIOD ENDING ON JUNE 30, 2016

GENERAL SHAREHOLDERS' MEETING

Net Income			1,258,834,695,558.85

With tax benefit		1,258,834,695,558.85
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Shareholders' Meeting			5,441,144,261,539.73
With tax benefit		4,105,648,348,953.40
Without tax benefit		1,335,495,912,586.33
			(453,530,291,586.36)
Effect in 2014 profits due to the adoption of IFRS (transition of COLGAAP to IFRS)		(333,966,201,122.53)
Effect in the profits as a result of the restatement due to anticipated adoption of IAS 27 (2014-2015)		(119,564,090,463.83)

Total Income available for disposal of the General Shareholders' meeting			6,246,448,665,512.22

To distribute a cash dividend of $ 4.90 per share per month from October 2016 to March 2017, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting, as follows:			655,061,904,474.60

With benefit		655,061,904,474.60

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of October 2016, will be paid from the fourth trading day following the date in which the General Shareholders' Assembly approves the distribution of profits, which is from October 6. In this month, dividends will be paid until October 15.

Occasional reserve at the disposal of General Shareholders' Meeting			5,591,386,761,037.62

Total with tax benefit
Year 2016 - First Semester-with tax benefit:	1,258,834,695,558.85
Acumulated - with tax benefit	3,450,586,444,478.80	4,709,421,140,037.65

Total without tax benefit
Year 2016 - First Semester - without tax benefit	0
Acumulated - without tax benefit	1,335,495,912,586.33	1,335,495,912,586.33

TOTAL			6,246,448,665,512.22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel